SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form  40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

NEWS RELEASE
PRUDENTIAL PLC
GROUP COMMUNICATIONS
12 ARTHUR STREET
LONDON EC4R 9AQ
TEL 020 7220 7588
FAX 020 7548 3725
www.prudential.co.uk

9 June 2011

CHANGES TO PRUDENTIAL PLC BOARD AND BOARD COMMITTEES

Prudential plc (“Prudential”) today announces that Bridget Macaskill will step down from the Board on 30 September 2011, having served as a non-executive director of the Company since September 2003. Lord Turnbull will succeed Bridget Macaskill as Chairman of the Remuneration Committee and will become a member of the Nomination Committee, with effect from 14 June 2011. Bridget Macaskill will cease to be a member of both the Nomination and Remuneration Committees also with effect from 14 June 2011.

Bridget Macaskill has been a member of the Remuneration Committee since 2003 and became its Chairman in May 2006. She has also been a member of the Nomination Committee since 2004.

Harvey McGrath, Chairman of Prudential plc, said: “I would like to acknowledge Bridget’s considerable contribution to Prudential, particularly as a chairman and a member of Board committees. Indeed I also wish to thank her, in advance of her retirement from the board in the autumn, for the service she has given to the group consistently over many years as a non-executive director.”

This announcement is made pursuant to the obligations under UK Listing Rule 9.6.11 (2) - (3) and Hong Kong Listing Rule 13.51 (2). Save as disclosed above there is no further information required to be disclosed pursuant to Hong Kong Listing Rule 13.51 (2).

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Contact name for enquiries:

Clive Burns, Head of Group Secretariat

Tel: +44 20 7548 3805

Company official responsible for making notification:

Clive Burns, Head of Group Secretariat

Tel: +44 20 7548 3805

Prudential plc

Incorporated and registered in England and Wales. Registered office: Laurence Pountney Hill London EC4R 0HH. Registered number 1397169. Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority.